Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

          The following table shows Foundation Capital Resources, Inc.'s consolidated ratio of earnings to fixed charges for the periods indicated:

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002	Fiscal Year Ended December 31, 2001	Fiscal Year Ended December 31, 2001

Fixed Charges:

Interest Expense	$0	$0	$0	$0
Capitalized Expenses to Indebtedness	438,364	99,500	273,858	99,500
Total Adjusted Fixed Charges	438,364	99,500	273,858	99,500

Earnings:
Adjusted Earnings Before Preferred
Payments to Limited Partnership
Minority Interests and
Preferred Shareholders	$4,574,153	$3,197,600	$6,917,945	$4,273,729

Ratio of Earnings to Fixed Charges	1,043%	3,214%	2,526%	4,295%

Please note that the above calculation does not include the Certificates being offered by this prospectus. Foundation Capital Resources, Inc.'s past ability to service its debt is not indicative of future ability to service its debt.